October 27, 2011

Via EDGAR and Federal Express

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re:          Form Amendment No. 4 to Current Report on Form 8-K

Filed October 27, 2011

File No. 000-53173

Dear Mr. Reynolds:

On behalf of our client, Radius Health, Inc., a Delaware corporation (f/k/a MPM Acquisition Corp.) (the “Company”), submitted herewith is an amendment to the Form 8-K filed by the Company on May 23, 2011, as amended by the Form 8-K/A amendment No. 1 filed on July 20, 2011, by the Form 8-K/A amendment No. 2 filed on September 30, 2011, by the Form and the 8-K/A amendment No. 3 filed on October 24, 2011 (the “Form 8-K”) in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “ Commission “) that were contained in your letters dated October 25, 2011 (the “October Comment Letter”, September 23, 2011 (the “September Comment Letter”), August 18, 2011 (the “August Comment Letter”) and July 18, 2011 (the “July Comment Letter” and together with the October Comment Letter, the September Comment Letter, the August Comment Letter and the July Comment Letter, the “Comment Letters”). As discussed with Ms. Wilson of the Staff, the Company has responded to the Comment Letters in the Amendment No. 4 to the Form 8-K filed on the date hereof.

Sincerely,

/s/ Matthew J. Cushing

Matthew J. Cushing

October 27, 2011

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re:	Radius Health, Inc.
Amendment No. 4 to Current Report on Form 8-K
Filed October 27, 2011
File No. 000-53173

Dear Mr. Reynolds:

In connection with the response letter dated October 27, 2011 submitted on our behalf, Radius Health, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated October 25, 2011, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact Julio E. Vega (617-951-8901) or Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP or the undersigned, the Chief Financial Officer of the Company, at (617) 444-1834.

Very truly yours,

/s/ B. Nicholas Harvey

B. Nicholas Harvey